Exhibit 99.9

CONSENT OF EXPERT

The undersigned, an authorized signatory on behalf of M3 Engineering & Technology Corporation, hereby consents to the use and reference to M3 Engineering & Technology Corporation and the report entitled "Casino Project, NI 43-101F1 Technical Report Feasibility Study, Yukon Territory, Canada - Revision 1" dated January 25, 2013, and the information derived therefrom, as contained in Western Copper and Gold Corporation's Annual Report on Form 40-F for the year ended December 31, 2019.

March 18, 2020

/s/ Daniel H. Neff, PE
Daniel H. Neff, PE M3 Engineering & Technology Corporation